

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002508

January 21, 2005

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3871
New York, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/21/2005

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2004

Dear Ms. Weber:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 01 2005
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

732712

1095 Avenue of the Americas
Room 3871
New York, NY 10036
Tel 212 395-6256
Fax 212 575-6386

Mary Louise Weber
Assistant General Counsel



December 22, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2005 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2005 annual meeting of shareholders (the "2005 proxy materials"). For the reasons stated below, Verizon intends to omit the Proposal from its 2005 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2005 proxy materials.

I. Introduction

The Proposal requests that the Corporate Governance Committee of Verizon's board of directors (the "Board") nominate two candidates for each directorship to be filled by a vote of shareholders at Verizon's annual meetings. Specifically, the Proposal states:

> "It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected."

Verizon requests that the Staff of the Division of Corporation Finance (the "Staff")of the Securities and Exchange Commission (the "Commission") concur with its view that the Proposal may properly be omitted from its 2005 proxy materials pursuant to the provisions of Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as prior proposals that have been included in Verizon's proxy materials three times within the preceding five calendar years and the Proposal received less than 10% of the vote in its most recent submission to shareholders at Verizon's 2003 annual meeting of shareholders (the "2003 Annual Meeting"). It should be noted that the Proponent submitted an identical proposal in connection with Verizon's 2004 annual meeting of shareholders, but, with the Staff's concurrence, Verizon excluded such proposal from its 2004 proxy materials pursuant to Rule 14a-8(1)(12)(iii).

II. The Proposal May be Excluded Under Rule 14a-8(i)(12)(iii) Because it Deals with Substantially the Same Subject Matter as Prior Proposals and Received Less than 10% of the Vote in its Last Submission to Shareholders

Pursuant to Rule 14a-8(i)(12)(iii), the Proposal may be excluded from Verizon's 2005 proxy materials. Rule 14a-8(i)(12)(iii) states:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy material within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held with 3 calendar years of the last time it was included if the proposal received: (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

The Proposal is identical to shareholder proposals submitted and voted upon at Verizon's annual meetings held in 2003 and 2002. It is substantially the same as a proposal submitted and voted upon at Verizon's annual meeting held in 2001 (the "2001 Proposal"). The 2001 Proposal urged the Board "to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC required declarations and photographs of such candidates shall appear in Verizon's proxy materials." The 2001 Proposal is substantively the same as the Proposal (that is, two candidates for each board seat), and varies only from the Proposal in that it contemplates the inclusion of slightly different information in Verizon's proxy materials. Copies of the shareholder proposals referred to above which were voted upon at Verizon's 2003, 2002 and 2001 annual meetings of shareholders are attached hereto as Exhibits B, C and D, respectively.

The Commission has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 34-20091 (August 16, 1983). The substantive concerns in the Proposal and the 2001 Proposal clearly are the same. The Staff consistently has concluded that companies may properly exclude resubmissions on the basis of similar substantive concerns, notwithstanding differences in specific language or implementing activities. See AT&T Corporation (February 17, 1998); Cooper Industries (January 14, 1997); Bristol-Myers Squibb Company (February 6, 1996; United Technologies Corporation (January 11, 1995); American Brands, Inc. (February 10, 1994); The Gillette Company (February 25, 1993); and The Interpublic Group of Companies (April 3, 1992).

If, as is the case here, a shareholder proposal has been submitted for a shareholder vote three times within the preceding five calendar years, the proposal may properly be omitted if it received less than 10% of the vote the last time it was submitted.

The last time the Proposal was submitted and voted upon, at the 2003 Annual Meeting, there were 179,678,239 votes cast "for" the Proposal and 1,631,116,471 votes cast "against" the Proposal. As described in Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Based on the formulation, the number of shares voting "for" the Proposal at the 2003 Annual Meeting constituted 9.92% of the total number of shares voting on the Proposal, as shown in the following calculation:

$$\frac{179{,}678{,}239}{179{,}678{,}239 + 1{,}631{,}116{,}471} = \frac{179{,}678{,}239}{1{,}810{,}794{,}710} = 9.92\%$$

Accordingly, the percentage vote in favor of the Proposal submitted for a shareholder vote at the 2003 Annual Meeting was less than 10%.

Conclusion

The Proposal is substantially similar to shareholder proposals voted upon three times in the preceding five calendar years, and such proposal received less than 10% of the total votes cast at the 2003 Annual Meeting when it was most recently submitted and voted upon. Accordingly, Verizon requests that the Staff concur with Verizon's view that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). Should the Staff disagree with Verizon's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter please telephone me at (212) 395-6256.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

RICHARD A. DEE
Stockholder Proposal – 2005 Proxy Statement
VERIZON COMMUNICATIONS INC.
Submitted January 2, 2001

2005

"<u>Stockholders of publicly-owned corporations do not 'elect' directors.</u> Directors are 'selected' by incumbent directors and managements – stockholders merely '**ratify**' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate – and it is misleading. **<u>With no choice of candidates, there is no election</u>**.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance – which is assured by control of board composition. Unfortunately, the '<u>Elective process rights</u>' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Verizon Communications stockholders with a **choice** of director candidates – an opportunity to vote for those whose qualifications and views they favor. Approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent – and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, who often divide their time between many companies, take office unopposed – and answer only to fellow directors.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and propose only the number of so-called "candidates" as there are directorships to be filled – and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors – no practical means will exist for stockholders to bring about director turnover – until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose particular backgrounds qualify them well to oversee the company's business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Verizon Communications stockholders to replace any or all directors if they become dissatisfied with them – or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their successors!

"The benefits that will accrue to Verizon Communications stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh arguments raised by those accustomed to being "selected" – and who are determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal."

* * * *

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board of directors adopt a resolution requiring the nomination of two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and, in addition to customary background information, include a statement from each candidate as to why he or she should be elected in Verizon's proxy statement.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(12)(iii). In arriving at this position, we note that a proposal dealing with substantially the same subject matter received 9.92% of the vote at Verizon's annual meeting held in 2003. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,



Mark F. Vilardo
Special Counsel